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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.    1    )*
                                          -------

                            Brainworks Ventures, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   105029 10 2
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                                 (CUSIP Number)

                                Marc J. Schwartz
                               101 Marietta Street
                                   Suite 3450
                             Atlanta, Georgia 30303
                                 (404) 751-3272
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   May 8, 2001
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 10529 10 2

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         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Kirk K. Reiss

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         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)

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         3. SEC Use Only

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         4. Source of Funds (See Instructions)
            OO

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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)

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         6. Citizenship or Place of Organization
            United States

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                           7. Sole Voting Power
Number of                     173,076
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Shares                     8. Shared Voting Power
Beneficially                  0
Owned by
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Each                       9. Sole Dispositive Power
Reporting                     173,076
Person With
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                          10. Shared Dispositive Power
                              0

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         11. Aggregate Amount Beneficially Owned by Each Reporting Person
             173,076
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         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)
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         13. Percent of Class Represented by Amount in Row (11)
             7.1%


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CUSIP No. 10529 10 2

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         14. Type of Reporting Person (See Instructions)
             IN

         This Agreement No. 1 to Schedule 13D, which Schedule was originally filed with the Securities and Exchange Commission on February 26, 2001, relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Brainworks Ventures, Inc. (the "Company") and amends and restates in their entirety items 3, 4 and 5 of such Schedule as such items relate to the Reporting Person, Kirk K. Reiss.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 14, 2001, the Company consummated the merger (the "EBL Merger") of EBL Acquisition Corporation, a Georgia corporation and a wholly-owned subsidiary of the Company ("EBL Acquisition"), with and into Brainworks Ventures Labs, Inc., a privately-held Georgia corporation formerly known as eBusinessLabs, Inc. ("EBL"), pursuant to that certain Agreement and Plan of Merger dated December 29, 2000 by and among the Company, EBL Acquisition, EBL and certain shareholders of EBL signatory thereto, including the Reporting Person (the "EBL Merger Agreement"), whereby EBL became a wholly-owned subsidiary of the Company. Pursuant to the EBL Merger Agreement, upon consummation of the EBL Merger, the Reporting Person converted 2,650,000 shares of EBL's common stock held by him into the right to receive 163,076 shares of Common Stock.

         On May 8, 2001, the Company consummated the merger (the "EVP Merger") of Executive Venture Partners, Ltd., a privately-held Massachusetts corporation ("EVP"), with and into EVP Acquisition Corporation, a Georgia corporation and a wholly-owned subsidiary of the Company (the "EVP Acquisition"), pursuant to that certain Agreement and Plan of Merger dated May 8, 2001 by and among the Company, EVP, EVP Acquisition and the stockholders of EVP signatory thereto, including the Reporting Person (the "EVP Merger Agreement"), whereby EVP became a wholly-owned subsidiary of the Company. Pursuant to the EVP Merger Agreement, upon the consummation of the EVP Merger, the Reporting Person converted 500 shares of EVP's common stock held by him into the right to receive 10,000 shares of Common Stock.

ITEM 4. PURPOSE OF THE TRANSACTION

         The Reporting Person acquired the shares reported in Item 3 above as a result of the Company acquiring all the issued and outstanding capital stock of EBL and EVP pursuant to the EBL Merger Agreement and the EVP Merger Agreement, respectively. The Reporting Person did not acquire the shares reported in Item 3 for the purpose of acquiring a significant equity position in, or control of, the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Person owns 173,076 shares of Common Stock, of which 16,202 of such shares are currently held in escrow to satisfy certain indemnification claims the Company may make pursuant to either the EBL Merger Agreement or the EVP Merger Agreement, as the case may be, and over which the Reporting Person retains voting control, and, therefore, the Reporting person has sole voting and dispositive power over all 173,076 shares. The percentage


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CUSIP No. 10529 10 2

of outstanding shares of Common Stock set forth in the cover pages has been calculated based on a total of 2,450,934 shares of Common Stock outstanding which includes: (i) 950,953 shares outstanding as of February 9, 2001 as reported on the Company's Quarterly Report for the period ended December 31, 2001 on Form 10-QSB filed with the SEC on February 20, 2001; (ii) 799,981 shares of Common Stock issued pursuant to the EBL Merger Agreement; (iii) 500,000 shares of Common Stock issuable pursuant to the EVP Merger Agreement; and (iv) 200,000 shares of Common Stock issued upon the exercise of a stock option by an officer of the Company on April 30, 2001.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


Date:  June 12, 2001                         /s/ Kirk K. Reiss
     -----------------                       -----------------------------------
                                             Kirk K. Reiss